新世界發展有限公司
New World Development Company Limited

04 JAN 21 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

January 3, 2004

04012254

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated December 29, 2003 in connection with the connected transaction between the Company and NWS Holdings Limited in duplicate for your files.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

dlw 1/22

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

SUMMARY

NWFB, an indirect wholly-owned subsidiary of NWSH, entered into two Vehicle Supply Agreements with Citybus on 12 November 2003 and 8 December 2003 respectively.

Citybus has become a connected person of each of NWD and NWSH since the completion of the CTF Acquisition on 23 June 2003. Therefore, the transactions under the said Vehicle Supply Agreements constitute connected transactions of each of NWD and NWSH under Rule 14.25(1) of the Listing Rules.

BACKGROUND

On 23 June 2003, Delta Pearl Limited, an indirect wholly-owned subsidiary of CTF, completed the acquisition of the entire issued share capital of SGC (HK Group) Limited from Stagecoach Group Plc. (the "**CTF Acquisition**"). SGC (HK Group) Limited is the 100% indirect holding company of Citybus, which operates public and private bus services in Hong Kong. Completion of the CTF Acquisition took place on 23 June 2003.

CTF holds approximately 35% of the total issued share capital of NWD, which in turn holds approximately 54% of the total issued share capital of NWSH. Hence, CTF is a substantial shareholder of each of NWD and NWSH. Citybus, being an associate of CTF under the Listing Rules, has become a connected person of each of NWD and NWSH since the completion of the CTF Acquisition on 23 June 2003.

TRANSACTIONS BETWEEN NWFB AND CITYBUS

On 12 November 2003, Citybus entered into a Vehicle Supply Agreement with NWFB, an indirect wholly-owned subsidiary of NWSH, whereby Citybus contracted to purchase 10 single-deck buses (with an average age of approximately 12 years) from NWFB at the aggregate cash price of approximately HK$1.7 million. This price was determined with reference to the historical costs less accumulated depreciation (up to 30 September 2003) of the relevant buses. At the relevant time, the value of this transaction in respect of each of NWD and NWSH fell below the de minimus thresholds set out in Rule 14.24(5) of the Listing Rules and therefore no disclosure was made.

On 8 December 2003, Citybus entered into another Vehicle Supply Agreement with NWFB whereby Citybus contracted to purchase 9 double-deck buses (with an average age of approximately 18 months) from NWFB at the aggregate cash price of approximately HK$16.8 million. This price was also determined with reference to the historical costs less accumulated depreciation (up to 31 October 2003) of the relevant buses.

The said Vehicle Supply Agreements were entered into as a result of requests raised by Citybus to purchase additional buses for the purpose of meeting its operational requirements. The transactions underlying the Vehicle Supply Agreements were beneficial to NWFB as they enabled NWFB to dispose of certain under-utilised buses in its bus fleet and improve its working capital position.

With reference to the terms of similar transactions entered into by other transport service providers, the board of directors (including the independent non-executive directors) of each of NWD and NWSH are of the view that the terms of the above-mentioned Vehicle Supply Agreements were concluded on an arm's length basis and normal commercial terms and were in the interests of the shareholders of NWD and NWSH (as the case may be) as a whole.

The sale proceeds of the above-mentioned transactions (expected to be received in full by NWFB no later than 31 January 2004) will be retained by NWFB and used for working capital purposes.

REQUIREMENTS OF THE LISTING RULES

Citybus has become a connected person of each of NWD and NWSH since 23 June 2003 (i.e. the date of completion of the CTF Acquisition), and therefore, the transactions under the above-mentioned Vehicle Supply Agreements constitute connected transactions of each of NWD and NWSH under and include such details in its next annual report. This joint announcement is made to satisfy the first-mentioned requirement for the financial year ending on 30 June 2004. Publication of this joint announcement has been delayed to allow sufficient time for the boards of directors of NWD and NWSH to consider the terms of the above-mentioned Vehicle Supply Agreements.

PRINCIPAL BUSINESS OF THE NWD GROUP

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and PRC. NWD is the ultimate holding company of, among others, the NWSH Group.

PRINCIPAL BUSINESS OF THE NWSH GROUP

The NWSH Group's principal businesses include: (i) facilities, contracting, financial and environmental services businesses as well as transport and related businesses; (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, power plants, water treatment and waste management plants; and (iii) the development, investment, operation and management of container handling, logistics and warehousing businesses.

DEFINITIONS

The following expressions used in this joint announcement have the meanings set out below unless the context requires otherwise:

"Citybus"	Citybus Limited
"CTF"	Chow Tai Fook Enterprises Limited, which holds approximately 35% of the total issued share capital of NWD, which in turn holds approximately 54% of the total issued share capital of NWSH
"CTF Acquisition"	as defined in paragraph 1 of this joint announcement
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NWD"	New World Development Company Limited
"NWD Group"	NWD and its subsidiaries
"NWFB"	New World First Bus Services Limited
"NWSH"	NWS Holdings Limited
"NWSH Group"	NWSH and its subsidiaries
"PRC"	The People's Republic of China

By Order of the Board	By Order of the Board
New World Development Company Limited	**NWS Holdings Limited**
Mr. Leung Chi Kin, Stewart	**Dr. Cheng Kar Shun, Henry**
Company Secretary	*Chairman*

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

SUMMARY

NWFB, an indirect wholly-owned subsidiary of NWSH, entered into two Vehicle Supply Agreements with Citybus on 12 November 2003 and 8 December 2003 respectively.

Citybus has become a connected person of each of NWD and NWSH since the completion of the CTF Acquisition on 23 June 2003. Therefore, the transactions under the said Vehicle Supply Agreements constitute connected transactions of each of NWD and NWSH under Rule 14.25(1) of the Listing Rules.

BACKGROUND

On 23 June 2003, Delta Pearl Limited, an indirect wholly-owned subsidiary of CTF, completed the acquisition of the entire issued share capital of SGC (HK Group) Limited from Stagecoach Group Plc. (the "**CTF Acquisition**"). SGC (HK Group) Limited is the 100% indirect holding company of Citybus, which operates public and private bus services in Hong Kong. Completion of the CTF Acquisition took place on 23 June 2003.

CTF holds approximately 35% of the total issued share capital of NWD, which in turn holds approximately 54% of the total issued share capital of NWSH. Hence, CTF is a substantial shareholder of each of NWD and NWSH. Citybus, being an associate of CTF under the Listing Rules, has become a connected person of each of NWD and NWSH since the completion of the CTF Acquisition on 23 June 2003.

TRANSACTIONS BETWEEN NWFB AND CITYBUS

On 12 November 2003, Citybus entered into a Vehicle Supply Agreement with NWFB, an indirect wholly-owned subsidiary of NWSH, whereby Citybus contracted to purchase 10 single-deck buses (with an average age of approximately 12 years) from NWFB at the aggregate cash price of approximately HK$1.7 million. This price was determined with reference to the historical costs less accumulated depreciation (up to 30 September 2003) of the relevant buses. At the relevant time, the value of this transaction in respect of each of NWD and NWSH fell below the de minimus thresholds set out in Rule 14.24(5) of the Listing Rules and therefore no disclosure was made.

On 8 December 2003, Citybus entered into another Vehicle Supply Agreement with NWFB whereby Citybus contracted to purchase 9 double-deck buses (with an average age of approximately 18 months) from NWFB at the aggregate cash price of approximately HK$16.8 million. This price was also determined with reference to the historical costs less accumulated depreciation (up to 31 October 2003) of the relevant buses.

The said Vehicle Supply Agreements were entered into as a result of requests raised by Citybus to purchase additional buses for the purpose of meeting its operational requirements. The transactions underlying the Vehicle Supply Agreements were beneficial to NWFB as they enabled NWFB to dispose of certain under-utilised buses in its bus fleet and improve its working capital position.

With reference to the terms of similar transactions entered into by other transport service providers, the board of directors (including the independent non-executive directors) of each of NWD and NWSH are of the view that the terms of the above-mentioned Vehicle Supply Agreements were concluded on an arm's length basis and normal commercial terms and were in the interests of the shareholders of NWD and NWSH (as the case may be) as a whole.

The sale proceeds of the above-mentioned transactions (expected to be received in full by NWFB no later than 31 January 2004) will be retained by NWFB and used for working capital purposes.

REQUIREMENTS OF THE LISTING RULES

Citybus has become a connected person of each of NWD and NWSH since 23 June 2003 (i.e. the date of completion of the CTF Acquisition), and therefore, the transactions under the above-mentioned Vehicle Supply Agreements constitute connected transactions of each of NWD and NWSH under the Listing Rules. Each of NWD and NWSH is required under Rule 14.25(1) of the Listing Rules to disclose by way of a

and include such details in its next annual report. This joint announcement is made to satisfy the first-mentioned requirement for the financial year ending on 30 June 2004. Publication of this joint announcement has been delayed to allow sufficient time for the boards of directors of NWD and NWSH to consider the terms of the above-mentioned Vehicle Supply Agreements.

PRINCIPAL BUSINESS OF THE NWD GROUP

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and PRC. NWD is the ultimate holding company of, among others, the NWSH Group.

PRINCIPAL BUSINESS OF THE NWSH GROUP

The NWSH Group's principal businesses include: (i) facilities, contracting, financial and environmental services businesses as well as transport and related businesses; (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, power plants, water treatment and waste management plants; and (iii) the development, investment, operation and management of container handling, logistics and warehousing businesses.

DEFINITIONS

The following expressions used in this joint announcement have the meanings set out below unless the context requires otherwise:

"Citybus"	Citybus Limited
"CTF"	Chow Tai Fook Enterprises Limited, which holds approximately 35% of the total issued share capital of NWD, which in turn holds approximately 54% of the total issued share capital of NWSH
"CTF Acquisition"	as defined in paragraph 1 of this joint announcement
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NWD"	New World Development Company Limited
"NWD Group"	NWD and its subsidiaries
"NWFB"	New World First Bus Services Limited
"NWSH"	NWS Holdings Limited
"NWSH Group"	NWSH and its subsidiaries
"PRC"	The People's Republic of China

By Order of the Board
New World Development Company Limited
Mr. Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 29 December 2003